UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Exar Corporation

(Name of Subject Company (Issuer))

Eagle Acquisition Corporation

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

MaxLinear, Inc.

(Name of Filing Persons (Parent of Offeror))

(Names of Filing Persons (Others))

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities)

Kishore Seendripu, Ph. D

President and Chief Executive Officer

MaxLinear, Inc.

5966 La Place Court, Suite 100

Carlsbad, California 92008

(760) 692-0711

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real, Suite 200

San Diego, CA 92130

(858) 350-2300

Denny Kwon

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$681,441,931.40	$78,979.12

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, at a purchase price of $13.00 per Share, without interest thereon, net to the seller in cash and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings. The underlying value of the transaction was calculated based on the sum of: 51,476,565 issued and outstanding Shares, multiplied by $13.00 per share; (ii) 2,053,146 Shares underlying vested stock options (including stock options that are expected to become vested in connection with the transaction) with an exercise price that is less than $13.00 per Share, multiplied by $4.90 per Share (which is the difference between $13.00 and $8.10, the weighted average exercise price of such options that have an exercise price that is less than $13.00 per Share); and (iii) 168,167 Shares subject to restricted stock units that are expected to become vested in connection with the transaction, multiplied by $13.00 per Share, which is the offer price per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016, is calculated by multiplying the transaction valuation by 0.00011590.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☐	Not applicable	Filing party:	☐	Not applicable
Form or Registration No.:	☐	Not applicable	Date filed:	☐	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the following box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Eagle Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“Parent” or “MaxLinear”), for all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of Exar Corporation, a Delaware corporation (the “Company” or “Exar”), at a price of $13.00 per Share, without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and conditions set forth in the offer to purchase dated April 13, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Exar Corporation

48720 Kato Road

Fremont, California 94538

(510) 668-7000

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of April 7, 2017, based on information provided by Exar, there were (i) 51,476,565 Shares issued and outstanding, (ii) 4,435,423 Shares subject to issuance pursuant to Company stock options (other than Company performance stock options), (iii) 673,820 Shares subject to issuance pursuant to Company restricted stock units (other than Company performance stock units), (iv) 400,000 Shares subject to issuance pursuant to Company performance stock options, and (v) 70,000 Shares subject to issuance pursuant to Company performance stock units. The information set forth in the INTRODUCTION of the Offer to Purchase and under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

Regulation M-A ITEM 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

ITEM 4. TERMS OF THE TRANSACTION.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 1 (“Terms of the Offer”)

THE TENDER OFFER—Section 2 (“Acceptance for Payment and Payment for Shares”)

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 4 (“Withdrawal Rights”)

THE TENDER OFFER—Section 5 (“Material U.S. Federal Income Tax Consequences”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Exar”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Exar”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Exar”)

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Exar”) is incorporated herein by reference.

(c)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Exar”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Exar”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 15 (“Certain Conditions to the Offer”)

(d) Borrowed Funds.

The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

INTRODUCTION

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and Purchaser”)

(b) Securities Transactions. None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 18 (“Fees and Expenses”)

ITEM 10. FINANCIAL STATEMENTS.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with Exar”)

THE TENDER OFFER—Section 11 (“The Merger Agreement; Other Agreements”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for Exar”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2017

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 13, 2017

(a)(2)(B)	Form of Support Agreement, dated March 28, 2017 by and among MaxLinear, Inc., Eagle Acquisition Corporation, and certain stockholders thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)

(a)(2)(C)	Form of Support Agreement, dated March 28, 2017 by and among MaxLinear, Inc., Eagle Acquisition Corporation, and Simcoe Capital Management, LLC and certain other stockholders thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)

(a)(5)(A)	Joint Press Release of MaxLinear, Inc. and Exar Corporation, dated March 29, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)

(a)(5)(B)	Investor Presentation, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 29, 2017)

(a)(5)(C)	Transcript of Investor Conference Call, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 30, 2017)

(b)(1)	Debt Commitment Letter by and among MaxLinear, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, and Deutsche Bank Securities Inc., dated as of March 28, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A with the Securities and Exchange Commission on March 31, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of March 29, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Exar Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)

(d)(2)	Confidentiality Agreement, dated November 21, 2016, between Exar Corporation and MaxLinear, Inc.

(d)(3)	Exclusivity Agreement, dated February 19, 2017, between Exar Corporation and MaxLinear, Inc.

(g)	None

(h)	None

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

EAGLE ACQUISITION CORPORATION

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

MAXLINEAR, INC.

By:	/s/ Kishore Seendripu
Name: Kishore Seendripu
Title: President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2017

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)	Notice of Guaranteed Delivery

(a)(1)(F)	Summary Advertisement as published in the New York Times on April 13, 2017

(a)(2)(B)	Form of Support Agreement, dated May 27, 2015, by and among MaxLinear, Inc., Eagle Acquisition Corporation and certain stockholders thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)

(a)(2)(C)	Form of Support Agreement, dated March 28, 2017 by and among MaxLinear, Inc., Eagle Acquisition Corporation, and Simcoe Capital Management, LLC and certain other stockholders thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K with the Securities and Exchange Commission on March 29, 2017)

(a)(5)(A)	Joint Press Release of MaxLinear, Inc. and Exar Corporation, dated March 29, 2017 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)

(a)(5)(B)	Investor Presentation, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 29, 2017)

(a)(5)(C)	Transcript of Investor Conference Call, dated March 29, 2017 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed with the Securities and Exchange Commission on March 30, 2017)

(b) (1)	Debt Commitment Letter by and among MaxLinear, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, and Deutsche Bank Securities Inc., dated as of March 28, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K/A filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 31, 2017)

(d)(1)	Agreement and Plan of Merger, dated as of March 28, 2017, by and among MaxLinear, Inc., Eagle Acquisition Corporation and Exar Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by MaxLinear, Inc. with the Securities and Exchange Commission on March 29, 2017)

(d)(2)	Confidentiality Agreement, dated November 21, 2016, between Exar Corporation and MaxLinear, Inc.

(d)(3)	Exclusivity Agreement, dated February 19, 2017, between Exar Corporation and MaxLinear, Inc.

(g)	None

(h)	None